Exhibit 99.3

8,703,330 UNITS OF
MERCANTILE BANCORP, INC.
ISSUABLE UPON EXERCISE OF SUBSCRIPTION RIGHTS

THE SUBSCRIPTION RIGHTS ARE EXERCISABLE UNTIL 5:00 P.M., NEW YORK CITY TIME,
ON [ • ], 2010 UNLESS EXTENDED.

[ • ], 2010

Dear Stockholders:

This letter is being distributed to stockholders in connection with the offering by Mercantile Bancorp, Inc., a Delaware corporation (the “Company”), of up to 8,703,330 Units (as defined herein) pursuant to the exercise of subscription rights (“Subscription Rights”) distributed to all holders of record of shares of common stock, $0.4167 par value per share (“Common Stock”), of the Company, as of 5:00 p.m., New York City time, on [ • ] (the “Record Date”). One Unit consists of one share of the Company’s Common Stock and one warrant to purchase one share of the Company’s Common Stock. The Subscription Rights are described in the enclosed prospectus (the “Prospectus”) and evidenced by a subscription rights certificate registered in your name or in the name of your nominee.

You will receive one Subscription Right for each share of Common Stock owned as of 5:00 p.m., New York City time, on the Record Date. You will not receive any fractional subscription rights; instead fractional subscription rights will be rounded up to the next largest whole number. Each Subscription Right will entitle you to purchase one Unit (the “Basic Subscription Privilege”) at the cash price of $[ • ] per whole Unit (the “Subscription Price”). In addition, each holder of Subscription Rights that exercises its Basic Subscription Privilege in full will be eligible to subscribe (the “Over-Subscription Privilege”) for additional Units at the same Subscription Price of $[ • ] per whole Unit on a pro rata basis, if any Units are not purchased by other holders of the subscription rights under their Basic Subscription Privilege as of the expiration date (the “Excess Shares”). “Pro rata” means in proportion to the aggregate number of Units that you and the other subscription rights holders who have exercised your Basic Subscription Privileges and have requested to purchase pursuant to the Over-Subscription Privilege would own prior to the exercise of any Over-Subscription Privilege. Each holder of Subscription Rights may only exercise such holder’s Over-Subscription Privilege if such holder exercised such holder’s Basic Subscription Privilege in full and other holders of Subscription Rights do not exercise their Basic Subscription Privileges in full. If there is not a sufficient number of Excess Shares to satisfy all requests for subscriptions made under the Over-Subscription Privilege, the Company will allocate the remaining Excess Shares pro rata among those Subscription Rights holders who exercised their Over-Subscription Privileges. No subscriber can own, as a result of the exercise of its Basic Subscription Privilege or Over-Subscription Privilege, a number of shares, and warrants to acquire shares, of the Company’s Common Stock which would result in such subscriber owning, as of the consummation of the rights offering, in excess of 9.9% of the Company’s Common Stock, on a fully-diluted basis. For the purposes of determining their eligibility for the Over-Subscription Privilege, holders will be deemed to have exercised their Basic Subscription Privilege in full if they subscribe for the maximum number of shares available under their Basic Subscription Privilege.

The Subscription Rights will expire at 5:00 p.m., New York City time, on [ • ], 2010, unless extended in the sole discretion of the Company (as it may be extended, the “Expiration Date”). You should read the Prospectus carefully before deciding whether to exercise your Subscription Rights.

Your Subscription Rights will be evidenced by the accompanying non-transferable subscription rights certificate (the “Subscription Rights Certificate”) registered in your name(s) which, if not exercised, will cease to have any value as of the Expiration Date.

Enclosed are copies of the following documents for you to use:

1. The Prospectus;

2. Your Subscription Rights Certificate;

3. The Instructions for Use of Mercantile Bancorp, Inc. Subscription Rights Certificates; and

4. A return envelope addressed to Illinois Stock Transfer Co., the Subscription Agent.

Your prompt action is requested. To exercise Subscription Rights, properly completed and executed subscription rights certificates and payment in full for all Subscription Rights exercised must be delivered to the Subscription Agent as indicated in the Prospectus prior to the Expiration Date, including final clearance of any checks, unless the guaranteed delivery procedures described in the Prospectus are followed in lieu of delivery of a Subscription Rights Certificate prior to the Expiration Date.

Additional copies of the enclosed materials may be obtained by contacting Illinois Stock Transfer Co., the Subscription Agent, at (800) 757-5755. Any questions or requests for assistance concerning the Subscription Rights should be directed to the Subscription Agent.

Sincerely,

By